Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-280344

Prospectus Supplement No. 9

(To Prospectus dated September 18, 2024)

OKLO INC.

This prospectus supplement updates, amends and supplements the prospectus dated September 18, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-280344). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2025, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Oklo Inc.’s Class A Common Stock is quoted on the New York Stock Exchange under the symbol “OKLO.” On March 7, 2025, the closing price of our Class A Common Stock was $26.27.

WE ARE AN “EMERGING GROWTH COMPANY” UNDER FEDERAL SECURITIES LAWS AND ARE SUBJECT TO REDUCED PUBLIC REPORTING REQUIREMENTS. INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 4, 2025

Oklo Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40583	86-2292473
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3190 Coronado Dr. Santa Clara, CA	95054
(Address of principal executive offices)	(Zip Code)

(650) 550-0127

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	OKLO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 4, 2025, following the recommendation of the Nominating and Corporate Governance Committee (the “Nominating & Corporate Governance Committee”) of the board of directors (the “Board”) of Oklo Inc. (the “Company”), the Board extended offers to each of Michael Thompson and Daniel B. Poneman to serve as directors. Messrs. Thompson and Poneman promptly accepted these offers, and were appointed as Class III directors, to serve until each of their successors is duly elected and qualified or until their earlier resignation or removal. The Board also appointed Mr. Thompson to serve on the Audit Committee of the Board (the “Audit Committee”) and Mr. Poneman to serve on the Nominating & Corporate Governance Committee.

Mr. Thompson has served as the managing partner of Reinvent Capital, a private investment fund focused on technology companies, since 2017. He also served as the Chief Executive Officer and director of Reinvent Technology Partners from 2020 to 2021. Prior to Reinvent Capital, Mr. Thompson was the founder and managing partner of BHR Capital, a New York-based hedge fund. In addition, he has served as an advisor and board member for several technology companies. Mr. Thompson holds a Bachelor of Business Administration in International Finance from the Honors Program at the University of Georgia.

Mr. Poneman has decades of experience in the U.S. nuclear industry across both public and private sectors. He served as Deputy Secretary of Energy at the U.S. Department of Energy from 2009 to 2014, playing a key role in the Recovery Act of 2009 and responsible for infrastructure investments and a transition to clean energy, including nuclear industry initiatives. Mr. Poneman later became President and CEO of Centrus Energy Corp. from 2015 to 2023, where he was responsible for launching the first U.S.-technology enabled domestic uranium enrichment production since 1954. Mr. Poneman holds a Bachelor of Arts in Government & Economics and a JD degree from Harvard University, as well as a Masters of Letters in Politics from Oxford University (Lincoln College) in England.

The Board has determined that Mr. Thompson is an independent director under New York Stock Exchange (the “NYSE”) listing standards and the Company’s Corporate Governance Guidelines and meets the heightened independence standards for service on the Audit Committee set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Board has determined that Mr. Poneman is an independent director under the NYSE listing standards.

In connection with and effective upon their appointments to the Board, each of Messrs. Thompson and Poneman will be eligible to participate in and receive cash and equity compensation pursuant to the terms and conditions of the Company’s Non-Employee Director Compensation Program. In addition, each of Messrs. Thompson and Poneman will receive an initial award of restricted stock units (“RSUs”) under our 2024 Equity Incentive Plan. Each RSU award will have a dollar-denominated value of $150,000, and will vest on the one-year anniversary of the applicable Board appointment date, subject to continued service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oklo Inc.

Date: March 7, 2025	By:	/s/ R. Craig Bealmear
	Name:	R. Craig Bealmear
	Title:	Chief Financial Officer